FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 22nd May 2012

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc ("the Company") announces the poll results on the resolutions at its Annual General Meeting held on May 22, 2012 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, UK. All Resolutions 1 to 20 were carried.

Pursuant to the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting will be submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do

Resolution		For	%	Against	%	Withheld
1	Adoption of Annual Report & Accounts	3,946,809,665	99.98	914,196	0.02	6,815,351
2	Approval of Remuneration Report	3,518,737,681	90.88	352,989,311	9.12	82,810,151
3	Appointment of Sir Nigel Sheinwald	3,935,047,749	99.69	12,077,160	0.31	7,394,342
4	Re-appointment of Josef Ackermann	3,525,130,718	90.52	369,108,322	9.48	60,304,239
5	Re-appointment of Guy Elliott	3,944,125,905	99.92	3,267,682	0.08	7,149,710
6	Re-appointment of Simon Henry	3,937,565,836	99.75	10,007,784	0.25	6,969,668
7	Re-appointment of Charles O. Holliday	3,931,112,005	99.59	16,227,845	0.41	7,200,941
8	Re-appointment of Gerard Kleisterlee	3,894,744,849	99.56	17,163,327	0.44	42,635,099
9	Re-appointment of Christine Morin-Postel	3,943,736,077	99.91	3,652,921	0.09	7,154,292
10	Re-appointment of Jorma Ollila	3,906,074,443	98.95	41,378,178	1.05	7,090,665
11	Re-appointment of Linda G. Stuntz	3,867,312,501	98.00	78,793,355	2.00	8,437,433
12	Re-appointment of Jeroen van der Veer	3,910,077,270	99.05	37,482,817	0.95	6,983,236
13	Re-appointment of Peter Voser	3,943,932,931	99.91	3,656,543	0.09	6,953,822
14	Re-appointment of Hans Wijers	3,933,842,542	99.66	13,526,715	0.34	7,174,039
15	Re-appointment of Auditors	3,935,007,724	99.80	7,790,371	0.20	11,744,326
16	Remuneration of Auditors	3,942,577,503	99.89	4,334,531	0.11	7,630,361
17	Authority to allot shares	3,883,756,341	98.45	61,179,766	1.55	9,601,073
18	Disapplication of pre-emption rights*	3,915,561,962	99.34	25,892,068	0.66	13,083,143
19	Authority to purchase own shares*	3,939,760,762	99.84	6,327,499	0.16	8,453,027
20	Authority for certain donations and expenditure	3,828,139,525	98.07	75,386,130	1.93	51,011,509

* Special Resolutions

Please note that a "vote withheld" is not a vote under English Law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution.

May 22, 2012

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 29 May 2012